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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  May 16, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [X]      Form 40-F  [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes  [ ]         No  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes  [ ]         No  [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  [ ]            No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

       BANCO MACRO BANSUD ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2006

BUENOS AIRES, Argentina, May 12 /PRNewswire-FirstCall/ -- Banco Macro Bansud, S.A. (NYSE: BMA) (Buenos Aires: BSUD) ("Banco Macro" or "BMA") announced today its results for the first quarter period ended March 31, 2006 ("1Q06"). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

HIGHLIGHTS

-- Net income of the quarter totalled Ps.73 million, up 20% compared to the Ps.61 million reported for the first quarter of 2005.

-- On March 24, 2006, Banco Macro Bansud S.A. (BMA) listed its shares and began trading on the New York Stock Exchange under the ticker symbol BMA. Banco Macro received share subscriptions for seven times the value of the offering and became the first Argentine company since 1997 to conduct an international equity offering.

-- The capitalization of the bank's shares at par value of 75 million increased the net worth by Ps.470 million.

-- In January 2006 the Bank marked to market all Government bonds that were registered at technical or present value (the lower), which generated a loss of Ps.18 million.

-- Guaranteed Loans for Ps.20 million were sold in the quarter generating earnings of Ps.5 million and also Ps.70 million of Secured Bonds with profits of Ps.0.1 million.

-- Based on the above, the exposure to the Public Sector (net of LEBACS/Nobacs) in connection with total assets has been reduced to 13%.

-- Financing to the private sector continues growing at high rates. "Core" credit to the private sector grew 13% compared to the fourth quarter of 2005 and 75% year-over-year.

-- The irregular portfolio returned to its 3% level, on a consolidated basis, with respect to the total portfolio after the creation of a financial trust with the loan portfolio of the former Banco Empresario de Tucuman (BET).

-- Nuevo Banco Suquia (NBS) has completed the Canje II, an offer by the Argentine Government to exchange deposits for bonds, generating Ps.2 million in revenue. The Secured Bonds were exchanged for bonds yet to be delivered to depositors.

-- BMA participated in the bidding process for Nuevo Banco Bisel S.A. in March 2006. On April 28, 2006 Banco Nacion Argentina pre-awarded Nuevo Banco Bisel to BMA subject to the approval of the BCRA and authorization from the Argentine antitrust authorities (CNDC).

RESULTS

Net Income for the first quarter of the year 2006 was Ps.73 million, flat when compared to the last quarter of 2005 which was Ps.75 million and up 20% compared to net income of the first quarter of 2005.

                                     RESULTS

                                          (Consolidated w/NBS)             NBS
                                         ---------------------   ---------------------
In million Ps.                            I 05   IV 05    I 06    I 05   IV 05    I 06
--------------------------------------   -----   -----   -----   -----   -----   -----
Net Financial Income                       108     142     134      33      55      63
Uncollectability charges                   -19     -13      -8     -12       9      -4
Net service income                          53      68      71      19      23      24
                                           142     197     197      39      86      83
Administrative expense                     -98    -128    -128     -31     -38     -41
                                            43      69      69       8      49      42
Non financial income                        18      29      13      12      25       7

Earnings before income tax                  61      98      82      21      74      49
Income Tax                                  -1     -23      -9       0       0       0
NET INCOME                                  61      75      73      21      74      49

    In the first quarter of 2006, financial income grew 14% year over year.

Following the trend which began over one year ago, the share of revenue originated by the loan portfolio continued growing, reaching 50% of financial income in 1Q06. Interest income increased 13% quarter over quarter and 56% year over year, in line with the constant expansion of the bank's private sector lending (See financing to the private sector).

However, the share of revenue on Government bonds fell 19% in 1Q06 due to two important factors: 1) the marking to market of all Government bonds that were valued under Central Bank Communique "A" 3911 (technical value or present value, whichever is lower), which originated a loss of Ps.18 million and 2) the lower revenue on Lebacs in BMA of Ps.3 million. Thus, the revenue on Government bonds is down 11% this year.

Lastly, income originated under the application of CER adjustments was down 9% in the first quarter of 2006 and 24% year over year since in 1Q06 the Secured Bonds (BOGAR), as a result of the current marking to market of these bonds, are no longer adjusted under CER.

                             FINANCIAL INCOME (BMA)

In million Ps.                            I 05     %     IV 05     %      I 06     %
--------------------------------------   -----   -----   -----   -----   -----   -----
Interests for loans                       38.1      31%   49.3      37%   60.3      50%
Public Bond Results                       24.6      20%   37.6      28%    9.1       8%
    Lebacs                                19.0            31.4            28.2
    Others                                 5.6             6.2           -19.2
Secured Loans                              5.6       5%    4.3       3%    4.3       4%
Adjust CER and CVS                        33.5      27%   13.6      10%   17.0      14%
    BOGAR                                 16.7             1.4             0.6
    Secured Loans                         13.9            10.0            13.1
    Others                                 2.9             2.2             3.4
Res. for participation in trusts           8.8       7%    7.0       5%   11.2       9%
Foreign Currency                           1.3       1%   10.6       8%    5.7       5%
    FC results                            -2.0
    Trading                                3.3
Repos                                      4.8       4%    0.8       1%    2.8       2%
Leasing                                    2.5       2%    4.0       3%    4.5       4%
Others                                     5.1       4%    4.9       4%    5.1       4%
Total                                    124.3     100%  132.1     100%  119.9     100%

                             FINANCIAL INCOME (NBS)

In million Ps.                            I 05     %     IV 05     %      I 06     %
--------------------------------------   -----   -----   -----   -----   -----   -----
Interests for loans                       22.4      40%   33.9      44%   35.0      39%
Public Bond Results                        4.0       7%   14.7      19%   32.2      36%
    Lebacs                                 1.7            13.9            28.4
    Others                                 2.2             0.8             3.8
Secured Loans                              2.3       4%    2.3       3%    2.2       2%
Adjust CER and CVS                        21.5      39%   17.2      22%   12.0      14%
    BOGAR                                  6.7             4.8             0.0
    Secured Loans                          6.5             6.4             7.1
    Compensation Bond                      2.6             0.9             0.0
    Loans                                  3.2             3.7             3.6
    Others                                 2.5             1.4             1.2
Res. For participation in trusts           2.4       4%    0.5       1%    0.4       0%
Foreign Currency                          -0.2       0%    5.5       7%    3.9       4%
    FC results                            -1.1
    Trading                                0.9
Repos                                      1.5       3%    0.4       1%    0.5       1%
Leasing                                    0.0       0%    0.5       1%    0.7       1%
Others                                     1.4       2%    1.8       2%    1.8       2%
Total                                     55.2     100%   76.9     100%   88.7     100%

Financial expenses for 1Q06 were practically flat compared to the previous quarter and year-over-year, in spite of the 7% increase in interest payable on deposits due to higher borrowing rates of the period.

In the case of BMA, interest on time deposits continue to be a significant portion representing 46% of total financial expenses. The average cost of deposits increased from 6.34% in 4Q05 to 6.84% in 1Q06.

In NBS, interest on time deposits were up 16% in 1Q06, but its relative share remained flat at 46%.

In turn, expenses originated due to CER-adjusted deposits were down 22% compared to the previous quarter due to a reduction in CER-adjusted deposits, which fell from more than Ps.500 million to Ps.300 million in this quarter. In BMA, these expenses were down 37% compared to the previous quarter and 56% year-over-year. In NBS, expenses originated on CER-adjusted deposits were down 22% year-over-year.

                            FINANCIAL EXPENSES (BMA)

In million Ps.                            I 05     %     IV 05     %      I 06     %
--------------------------------------   -----   -----   -----   -----   -----   -----
Interest of Time Deposits                 11.5      22%   21.6      40%   22.8      46%
Other liabilities for fcial
 intermediation                            4.7       9%    2.8       5%    3.7       7%
Cer Adjustment                            23.7      46%   16.5      31%   10.4      21%
    Loan for Coverage
    bond                                   5.6             0.0             0.0
    CER time deposits                     15.5            15.0             8.8
    Others                                 2.6             1.5             1.6
Interest on saving accounts                0.6       1%    0.7       1%    1.2       2%
Interest on checking accounts              0.4       1%    0.4       1%    0.3       1%
Valuation adj. of sovereign exposure -
 COM A3911                                 4.2       8%    0.3       1%    1.2       2%
Exchange rate difference                   0.0       0%    0.0       0%    0.0       0%
Repos                                      1.7       3%    1.7       3%    2.2       4%
Others                                     4.7       9%    9.7      18%    7.9      16%
Total                                     51.4     100%   53.6     100%   49.8     100%

                            FINANCIAL EXPENSES (NBS)

In million Ps.                            I 05     %     IV 05     %      I 06     %
--------------------------------------   -----   -----   -----   -----   -----   -----
Interest of Time Deposits                  6.4      28%   10.0      45%   11.6      46%
Other liabilities for fcial
 intermediation                            0.0       0%    0.0       0%    0.1       0%
Cer Adjustment                            11.2      49%    7.7      35%    8.7      34%
    Overdraft on BODEN                     6.0             5.7             7.0
    CER time deposits                      2.5             1.6             1.3
    Others                                 2.7             0.4             0.4
Interest on saving accounts                0.4       2%    0.6       3%    0.5       2%
Interest on checking accounts              0.3       1%    0.3       2%    0.3       1%
Valuation adj. of sovereign
 exposure -COM A3911                       0.0       0%    0.0       0%    0.0       0%
Exchange rate difference                   0.0       0%    0.0       0%    0.0       0%
Public & Private Bonds                     0.0       0%    0.0       0%    0.0       0%
Repos                                      0.0       0%    0.1       0%    0.0       0%
Others                                     4.4      19%    3.4      16%    4.0      16%
Total                                     22.7     100%   22.2     100%   25.2     100%

Net service income grew by Ps.3 million and such growth was mainly due to the increase in fees related to securities granted for Ps.1.1 million, credits for Ps.0.8 million and deposit accounts for Ps.0.7 million, all the above due to the Bank's increased activity.

Net other income was down Ps.16 million (56%) in 1Q06 (29% year-over-year) mainly due to the fees and expenses paid in connection with the new issuance of shares by BMA.

Administrative Expenses

In the first quarter of 2006, administrative expenses were flat compared to the previous quarter. The composition of administrative expenses changed, with an increase in Personnel Expenses of Ps.4 million due to the granting of bonuses to the personnel and the reduction of Ps.5 million in other administrative expenses.

    On the other hand, due to the increase in service-charge income, the coverage of administrative expenses has improved by 2 percentage points, from 53% to 55%.

                             ADMINISTRATIVE EXPENSE

                                        (Consolidated w/o NBS)          with NBS
                                         ---------------------   ---------------------
In MILLION AR$                            I 05   IV 05    I 06    I 05   IV 05    I 06
--------------------------------------   -----   -----   -----   -----   -----   -----
Personnel Expenses                          38      51      50      59      77      81
Administrative Expense                       6      15      11       8      18      13
Depreciation & Amortization                 23      24      26      31      33      34
Total Administrative Expense                67      90      87      98     128     128

Total Employees                          2,825   3,052   3,060   4,705   5,054   5,051
Branches                                   149     151     151     251     252     253
Personnel + Adm. Expenses /
 Total Employees (In thousands)             16      22      20      14      19      19
Depreciation & Amortization /
 Total Branches (In M $)                  0.15    0.16    0.17    0.12    0.13    0.13

                         ADMINISTRATIVE EXPENSE COVERAGE

                                        (Consolidated w/o NBS)         with NBS
                                         ---------------------   ---------------------
In MILLION AR$                            I 05   IV 05    I 06    I 05   IV 05    I 06
--------------------------------------   -----   -----   -----   -----   -----   -----
Administrative Expense                      67      90      87      98     128     128
Net Fee Income                              35      43      47      53      68      71
Fee Income /
 Administrative Expense                     51%     48%     54%     54%     53%     55%

FINANCIAL ASSETS
Private Sector Loan Portfolio

The volume of "core" credits to the private sector continues growing at very high rates, up 13% compared to the previous quarter and 75% year-over- year, netting the effects related to liquidity management policies and adding the financial trust portfolio constituted with loans granted by Banco Empresario de Tucuman acquired in December 2005.

The expansion of the Bank's lending portfolio was principally driven by medium-term loans included under the account "Others" (which grew 12% compared to the previous quarter and 76% year-over-year) and by consumer loans (which were up 23% and 99%, respectively), as in the last periods. Likewise, credit card financing was flat with its high growth rates of 14% compared to the previous quarter and 99% year-over-year. Mortgage loans stand out among the system average since they were up 56% year-over-year although they were down just 1% in the quarter. Loans backed by security agreements were up 7% compared to December 2005 and 45% year-over-year. The reduction reported under discounted instruments is due to the gradual evolution of these credit facilities towards structured products with better backing and longer terms, generally reported under "Others". This account includes mainly transactions exceeding Ps.1 million and intended for companies or corporations (91% of the amounts granted).

In March 2006, the bank created a trust with a portion of the portfolio of the former Banco Empresario de Tucuman. The creation of this trust originated profits of Ps.1 million and an improvement in the portfolio quality indexes, particularly in that of the NPL compared to the total portfolio that fell 2 percentage points when going from 5% to 3% (on a consolidated basis).

PRIVATE SECTOR LOAN PORTFOLIO
 Consolidation:                                   BMA (w/o NBS)
                                         -------------------------------
In million Ps.                             I 05       IV 05       I 06
---------------------------------------  -------    --------    --------
 -Overdrafts (total)                         240         279         334
         Overdrafts                          130         179         195
         AAA (liquidity administration)      110         100         139
 - Discounted Instruments                    279         312         220
 - Consumer                                  254         386         480
 - Credit Cards                               97         163         183
 - Mortgages                                  64         140         129
 - Security Agreements                        39          68          73
 - Others                                    387         631         713
 - Less: interest documented                   0           0          -7
                                               0           0          -4
 - Interest and listed-price
    differencies accrued
    pending collection                        23          20          38
 - Less: Provisions                          -86        -208        -148
Total Loans                                1,297       1,791       2,011
Financial trusts                              99         288         357
leasing                                       70         105         109
Total credit to the private sector         1,466       2,184       2,477
Macro Personal Trust (*)                       0          51         122
Total credit w/o liquidity
 administration                            1,356       2,084       2,338
FIN. w/o LIQ. ADM & w/ MACRO PERSONAL      1,356       2,135       2,460
                                                      w/NBS
                                         -------------------------------
                                           I 05       IV 05       I 06
                                         -------    --------    --------
 -Overdrafts (total)                         373         433         455
         Overdrafts                          235         300         313
         AAA (liquidity administration)      138         133         142
 - Discounted Instruments                    388         434         348
 - Consumer                                  295         477         587
 - Credit Cards                              142         241         274
 - Mortgages                                 194         298         295
 - Security Agreements                       169         230         245
 - Others                                    494         779         869
 - Less: interest documented                   0           0         -11
                                               0           0          -4
 - Interest and listed-price
    differencies accrued
    pending collection                        64          56          79
 - Less: Provisions                         -177        -248        -190
Total Loans                                1,942       2,700       2,947
Financial trusts                              99         288         357
leasing                                       70         145         173
Total credit to the private sector         2,111       3,133       3,477
Macro Personal Trust (*)                       0          51         122
Total credit w/o liquidity
 administration                            1,973       3,000       3,335
FIN. w/o LIQ. ADM & w/ MACRO PERSONAL      1,973       3,051       3,457

                                         Variation     Variation    Particip.
                                         I 06/I 05     I 06/IV 05   /Variat.
                                       ------------   -----------   ---------
                                         $       %      $     %         %
                                       -----   ----   ----  -----   ---------
 -Overdrafts (total)                      82     22%    22      5%          6%
       Overdrafts                         78     33%    13      4%
       AAA (liquidity administration)      4      3%     9      7%
 - Discounted Instruments                -40    -10%   -86    -20%         -3%
 - Consumer                              292     99%   110     23%         20%
 - Credit Cards                          132     93%    33     14%          9%
 - Mortgages                             101     52%    -3     -1%          7%
 - Security Agreements                    76     45%    15      7%          5%
 - Others                                375     76%    90     12%         25%
 - Less: interest documented             -11           -11                 -1%
                                          -4            -4                  0%
 - Interest and listed-price
    differences accrued
    pending collection                    15     23%    23     41%          1%
 - Less: Provisions                      -13      7%    58    -23%         -1%
Total Loans                            1,005     52%   247      9%
Financial trusts                         258            69                 17%
leasing                                  103            28                  7%
Total credit to the private sector     1,366     65%   344     11%
Macro Personal Trust (*)                 122            71                  8%
Total credit w/o liquidity
 administration                        1,362     69%   335     11%         92%
FIN. w/o LIQ. ADM & w/ MACRO PERSONAL  1,484     75%   406     13%        100%

                                                       NBS
                                         --------------------------------
                                           I 05       IV 05        I 06
                                         -------    --------     --------
 -Overdrafts (total)                         133         153          121
         Overdrafts                          105         120          118
         AAA (liquidity administration)       28          33            3
 - Discounted Instruments                    109         122          128
 - Consumer                                   40          91          107
 - Credit Cards                               45          79           91
 - Mortgages                                 130         158          165
 - Security Agreements                       130         163          172
 - Others                                    108         149          156
 - Less: interest documented                   0           0           -4
                                               0           0            0
 - Interest and listed-price
    differencies accrued
    pending collection                        40          36           41
 - Less: Provisions                          -91         -40          -42
Total Loans                                  644         911          936
Financial trusts                               0           0            0
leasing                                        0          40           64
Total credit to the private sector           644         951        1,000
Macro Personal Trust (*)                       0           0            0
Total credit w/o liquidity
 administration                              616         918          997
FIN. w/o LIQ. ADM & w/ MACRO PERSONAL        616         918          997

(*) Net of holdings of participation certificates

PUBLIC SECTOR ASSETS

Public sector assets decreased 21% (Ps.773 million) compared to the previous quarter and 22% year-over year, mainly since a significant share of the bank's holdings of Government bonds were sold.

Particularly, the reduction of the Lebacs portfolio reached Ps.597 million (down 27% in the quarter although it maintains a 76% increase year-over-year) exclusively due to the Ps.556 reduction in Banco Macro's holdings (See Liquidity).

On the other hand, the increase reported under the account Other Government bonds or securities is due to the transfer of the Government bonds known as BOGAR to the account of listed securities, which were previously reported under holdings in investment accounts.

Public sector loans increased, due to a larger volume of Government security loans. The secured loan portfolio decreased as result of the sale completed in February 2006, originating a profit of Ps.5 million.

Spot and forward transactions pending settlement involving Government bonds or securities were down 20% (Ps.48 million).

NBS completed the Canje II, an offer by the Argentine Government to exchange deposits for bonds, originating Ps.2 million in revenue. Secured Bonds were exchanged for bonds yet to be delivered to depositors.

Thus, at the end of the first quarter of 2006, the bank's exposure, on a consolidated basis, to the public sector, net of Lebacs/Nobacs with respect to total assets, has declined to 13%.

PUBLIC SECTOR ASSETS
                                     BMB              BMB + NBS
                            -------------------  -------------------
In million Ps.               I 05  IV 05   I 06   I 05  IV 05   I 06  Val(1)
-------------------------   -----  -----  -----  -----  -----  -----  ------
 -Repos                              194      0           194     16
 - B.C.R.A. Bills
    in pesos (1)              881  1,358    792    931  2,240  1,643     VM
 - Guaranteed Bonds           540     36      0    835    198      0   A3911
 - Compensation
    receivable in U$S          53     95      0     53     95      0     VT
 - Compensation for BT                11      0            11      0     VT
 - Other                       83     98    220     96    161    308     VM
Government Securities       1,557  1,597  1,012  1,915  2,704  1,951

 - Guaranteed Loans           479    399    380    714    642    629   A3911
 - Provincial loans             9      3      2     82      4    629     VP
 - Government securities'
    loans                      96     75     81     96     57    629     VM
Loans                         584    477    463    892    703    629

 - Compensation to
    be received               245      0      0    594      0      0     VT
 - Purchase of
    Government bonds          300    237    198    300    246    198   VM/VT
Other receivables for
 financial intermediation     545    237    198    894    246    198

 - Boden purchased to
    clients (Swap II)           0      0      0      0      2      0     VM
 - Boden 2005, 2007, 2008
    and 2012 to collect        23     21     16     23     16     26     VM
Other receivables              23     21     16     23     18     26

TOTAL ASSETS                2,709  2,332  1,689  3,724  3,671  2,898
TOTAL LIABILITIES             764    540    527  1,018    888    920
Net Exposure                1,945  1,792  1,162  2,706  2,783  1,978
TOTAL PUBLIC SECTOR
 ASSETS/TOTAL ASSETS           38%    34%    25%    39%    39%    29%
TOTAL PUBLIC SECTOR
 LIABILITIES / TOTAL
 LIABILITIES                  13%    10%    11%    12%    11%    12%

(1) Valuation method  (Com. A 3911 of BCRA)

FUNDING

Deposits

Total deposits were flat in 1Q06 when compared to 4Q05, despite the reduction in public sector deposits of Ps.164 million (20%). Total deposits were up 11% year-over-year.

Deposits from the private sector were approximately flat during the quarter, with a 16% increase year-over-year. The composition of the deposit portfolio has changed, reporting a larger proportion of deposits on checking accounts (up Ps.114 million) and time deposits (up Ps.35 million) and a decline in the volume of savings accounts (down Ps.61 million) and Other deposits (down Ps.45 million).

    If we compare 1Q06 figures with 1Q05 figures, the main variations year-over-year were in checking accounts with an increase of Ps.340 million (36%), time deposits with Ps.290 (10%) and Savings accounts with Ps.212 million (26%).

DEPOSITS
Consolidation:                   BMB w/o NBS                       With NBS
--------------------   ------------------------------   ------------------------------
In million Ps.            I 05      IV 05       I 06       I 05      IV 05       I 06
--------------------   --------   --------   --------   --------   --------   --------
  Government sector         799        821        657        801        823        659
  Financial sector            4          4          4          7          5          6
  Private sector          3,416      3,677      3,631      5,000      5,737      5,781
 -Checking accounts         457        514        601        846      1,036      1,150
 -Savings accounts          516        691        623        828      1,101      1,040
 -Time deposits           2,220      2,274      2,237      2,968      3,222      3,257
 -Other                     223        198        170        357        379        334
Total                     4,219      4,502      4,292      5,807      6,565      6,446

                            Variation        Particip./
                            I 06/IV 05         Variat.                 NBS
                       -------------------   ----------   ------------------------------
                           $          %          %          I 05       IV 05      I 06
                       --------   --------   ----------   --------   --------   --------
  Government sector        -164        -20%         138%         1          1          2
  Financial sector            1         20%          -1%         4          3          3
  Private sector             44          1%         -37%     1,588      2,065      2,151
 -Checking accounts         114         11%         -96%       389        522        549
 -Savings accounts          -61         -6%          51%       312        410        417
 -Time deposits              35          1%         -29%       748        948      1,020
 -Other                     -45        -12%          38%       138        186        165
Total                      -119         -2%         100%     1,593      2,069      2,156

Within total time deposits from the private sector, corporate deposits dropped to Ps.509 million, 72% of which are peso-denominated while the balance is in foreign currency deposits. The average rate in pesos was 7.6% while the average rate in US dollars was 1.5%.

LIQUID ASSETS

Liquid assets increased Ps.126 million during 1Q06, raising the coverage ratio to 66% of total deposits.

A sharp increase of Ps.798 million in the Cash account is principally due to funds originated from the issuing of shares. Likewise, the decline in Lebac holdings (-Ps.597 million) is in part due to non renewal of corporate deposits derived from the non validation of higher interest rates.

                            LIQUID ASSETS (BMB + NBS)

In million Ps.                           I 05       IV 05        I 06
------------------------------------   --------    --------    --------
Cash                                        902       1,090       1,888
Guarantees for compensating chambers        123          95          97
Loans to prime firms (1)                    138         133         142
Call                                         41          65          95
Repos                                       940         250         135
LEBAC                                       931       2,240       1,643
                                          3,075       3,873       4,000
Coverage on total deposits                 55.5%       60.3%       66.0%

SOLVENCY

The marking to market of Government bonds registered under Central Bank's Communique "A" 3911 prevents future tangible losses related to the exercise of marking all its exposure to the public sector to market.

On a consolidated basis, the marking to market of the remaining Government bonds which are not yet valued at market price leads to insignificant negative adjustments of Ps.20 million. If we add the adjustments for legal injunctions orders under the amparos of Ps.41 million and revert the pending negative goodwill (from the acquisition of Bansud) of Ps.55 million, then we reach a total adjustment of Ps.6 million.

                  EXPOSURE TO THE PUBLIC SECTOR - CONSOLIDATED

                                  IV 05                        I 06
                        -------------------------   -------------------------
In MILLION AR$          Book Value   Market Value   Book Value   Market Value
---------------------   ----------   ------------   ----------   ------------
LEBAC                        2,240          2,240        1,643          1,643
Goverment securities
 and loans (*)               1,032            980          631            611
Government securities
 and loans priced at
 market value                  400            400          624            624
Government Sector
 Assets                      3,671          3,620        2,898          2,878
Government Sector
 Liabilities                   888            888          921            921
Net Exposure                 2,783          2,732        1,977          1,957
Adjustments to
 Market Value                                              -51            -20

(*)  In March 2006 composed only by Guaranteed Loans.

As to minimum capital requirements, the entity's RPC (Responsabilidad Patrimonial Computable or Computable Net Worth) exceeds the BCRA requirement by 336% (Ps.1,500 million/ Ps.446 million), surpassing the amounts reported for previous quarters due to the new issuance of shares.

                           TOTAL MIN. CAP. REQUIREMENT

In million Ps.                    Dec-05     Mar-06
------------------------------   --------   --------
Credit requirements                   330        379
Market risk requirements               21         21
Interest rate requirements             15         46
Capital Integration                 1,492      1,946
Integration Excess                  1,126      1,500

Finally, the portfolio quality emphasizes the Bank's strong solvency. In this quarter, the NPL compared to the total portfolio returned to its 3% level, on a consolidated basis, after the creation of the financial trust with the loan portfolio from the former BET (which had increased the rate to 5% in the last quarter of the year 2005).

IRREGULAR PORTFOLIO

                                           (Consolidated w/o NBS)                     with NBS
                                      --------------------------------    --------------------------------
In millions of $                        I 05       IV 05        I 06        I 05       IV 05        I 06
-----------------------------------   --------    --------    --------    --------    --------    --------
Commercial Portfolio                     1,680       1,951       2,140       2,357       2,503       2,700
Irregular                                   61         106          59         111         133          84
Consumer Portfolio                         492         836         953         951       1,574       1,764
Irregular                                   27          56          40          46          75          62
Total Portfolio                          2,172       2,787       3,093       3,308       4,077       4,464
Irregular                                   88         162          99         157         208         146
Irregular / Total Portfolio                  4%          6%          3%          5%          5%          3%
Provisions over total Portfolio             61         164         105         152         195         135
Coverage                                    69%        101%        106%         97%         94%         92%

                                            I 06/I 05
                                      --------------------
                                      Var. Abs.       %
                                      ---------   --------
Commercial Portfolio                        343         15%
Irregular                                   -27        -24%
Consumer Portfolio                          813         85%
Irregular                                    16         35%
Total Portfolio                           1,156         35%
Irregular                                   -11         -7%
Irregular / Total Portfolio                            -31%
Provisions over total Portfolio             -17        -11%
Coverage                                                -4%

               CER-ADJUSTED POSITION AND FOREIGN CURRENCY POSITION

CONSOLIDATED CER POSITION (Ps.)       Balances
-----------------------------------   --------
ASSETS
Government Securities                        0
Loans                                      817
Guaranteed Loans                           628
Private Sector Loans                        96
Other Loans                                 92
Debtors for asset sells (BET)                9

Total Assets adjustable by CER             825

LIABILITIES
Deposits                                   303
Other liabilities for
 financial intermediation                  262
Subordinated debt                            6

Total Liabilities adjustable by CER        571

NET CER POSITION                           254

                            FOREIGN CURRENCY POSITION
                               Consolidated w/NBS

Assets
Cash                                            818
Government Securities                           211
Loans                                           583
Other loans for financial intermediation        337
Investment in other companies                   104
Other loans                                      11

Total                                         2,063

Liabilities                                       0

Deposits                                      1,333
Other liabilities for
 financial intermediation                       441
Other liabilities                                 5
Provisions                                        6

Total                                         1,784

NET POSITION                                    278

RECENT EVENTS

-- BMA acquired 75% of the capital stock and votes of Banco de Tucuman S.A. The chart below summarizes both the Balance Sheet and the Income Statement as of March 31, 2006.

BALANCE SHEET                                       I 06
-----------------------------------------------   --------
ASSETS                                                 768
Cash                                                   145
Government Securities                                  246
Loans                                                  196
Other receivables from financial intermediation        127
Leasing                                                  3
Investment in other companies                            1
Other loans                                              8
Bank premises and equipment                             27
Other assets                                             1
Intangible assets                                       15
LIABILITIES                                            717
Deposits                                               622
Other liabilities for financial intermediation          88
Other liabilities                                        6
Provisions                                               0
Equity                                                  52

INCOME STATEMENT (*)
Financial Income                                        57
Financial Expense                                       20
Uncollectability Charges                                10
Service Income                                          19
Service Expense                                          4
Administrative Expense                                  40
Other Income                                             7
Other expense                                            5
Results                                                  4

(*) Consider that BT year ended June 2006, these results are cumulative to March 2006.

During first quarter 2006, the net income was Ps.1.7 M.

-- On April 28 the bank was informed that Banco Nacion Argentina had pre-awarded Nuevo Banco Bisel to BMA. The entity participated in a bidding process held during the month of March, submitting the best offer.

-- Such offer consisted of: (i) the presentation of a business plan, (ii) the bidder's commitment to maintain the personnel, (iii) the capitalization of the NBB by Ps.830 million.

-- On May 9, 2006 the bank entered into the relevant sale and purchase agreement, subject to the approval from the BCRA and prior authorization from the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia).

-- NBB is an institution holding a strong presence in the central region of the Republic of Argentina (especially in the province of Santa Fe), where it has 158 branch offices. At December 2005, NBB's assets totaled Ps.1,766 million, total loans from the private sector were Ps.527 million and it had total deposits of Ps.1,172 million. The shareholders' equity (without adjustment) account totaled Ps.133 million.

-- On April 28, 2006 the Shareholders' Meeting of the Bank resolved to distribute cash dividends for Ps.68.4 million. Such dividends shall be available to shareholders of record as of May 19, 2006.

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on May 15, 2006 from 3pm to 3:45 pm BA time (2pm NY time), with the presence of Jorge Pablo Brito (Chief Executive Officer), Guillermo Goldberg (Commercial Manager) and the Investor relations team from BMA. Dial in information:

                       (800) 500-3170 (U.S. Participants)
                     (719) 457-2733 (From outside the U.S.)
                             Conference ID: 6214226

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services and related; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

INVESTOR RELATIONS CONTACT:
Marcos Brito, Investor Relations
Tel: +5411-5222-6759
E-mail: marcosbrito@macrobansud.com.ar
Visit the Bank's website at http://www.macrobansud.com.ar

                                                      w/o NBS                          With NBS
CONSOLIDATED BALANCE                       ------------------------------   ------------------------------
In million Ps.                               I 05       IV 05        06       I 05      IV 05       I 06
----------------------------------------   --------   --------   --------   --------   --------   --------
ASSETS                                        7,477      7,116      7,317      9,616      9,488      9,830
Cash                                            871        784      1,503      1,116      1,189      2,127
Government Securities                         2,238      1,886      1,169      2,812      2,992      2,124

Loans                                         1,844      2,274      2,470      2,807      3,427      3,681
  To the non-Financial
   Government Sector                            489        402        382        797        645        631
  To the Financial Sector                        59         82         77         69         81        103
  To the non-financial
   private sector                             1,296      1,790      2,015      1,941      2,701      2,951

 -Overdrafts                                    240        279        334        373        433        455
      Overdrafts                                130                              277
      AAA (liquidity
       administration)                          110                              304
 -Discounted instruments                        279        312        220        388        434        348
 -Mortgages                                      64        140        129        194        298        295
 -Security agreements                            39         68         73        169        230        245
 -Consumer                                      254        386        480        295        477        587
 -Credit cards                                   97        163        183        142        241        274
 -Other                                         387        631        713        494        779        869
- Less: int. doc., cotiz dif.                    23         20         31         64         56         68
                                                                                   -4                   -4
- Provisions                                    -86       -208       -148       -177       -248       -190

Other receivables from financial
 intermediation                               1,626      1,042        990      2,221      1,080      1,066
Investments in other companies                  341        487        536         14         14         14
Other receivables                               125        141        144        141        172        175
Other assets                                    432        501        505        504        614        643

LIABILITIES                                   6,159      5,627      5,286      8,298      7,998      7,796

Deposits                                      4,219      4,502      4,292      5,807      6,565      6,446
  From the non-financial
   government sector                            799        821        657        801        823        659
  From the financial sector                       4          4          4          7          5          6
  From the non-financial private
   sector and residents abroad                3,416      3,677      3,631      5,000      5,737      5,781
 -Checking accounts                             457        514        601        846      1,036      1,150
 -Savings accounts                              516        691        623        828      1,101      1,040
 -Time deposits                               2,220      2,274      2,237      2,968      3,222      3,257
 -Other                                         223        198        170        357        379        334
Other liabilities from financial
 intermediation
                                              1,670        891        768      2,183      1,143      1,064
Subordinated corporate bonds                     17         12         12         17         12         12
Other liabilities                               252        221        214        290        278        274

STOCKHOLDERS' EQUITY                          1,318      1,490      2,031      1,318      1,490      2,034
LIABILITIES + STOCKHOLDERS'
 EQUITY                                       7,477      7,116      7,317      9,616      9,488      9,830

                                                                  NBS
                                                     ------------------------------
                                                       I 05       IV 05      I 06
                                                     --------   --------   --------
ASSETS                                                  2,472      2,855      3,034
Cash                                                      245        406        625
Government Securities                                     574      1,105        955

Loans                                                     963      1,155      1,210
  To the non-Financial Government
   Sector                                                 308        243        249
  To the Financial Sector                                  10          0         26
  To the non-financial private sector                     645        911        935

 -Overdrafts                                              133        153        121
      Overdrafts                                          105
      AAA (liquidity administration)                       28
 -Discounted instruments                                  109        122        128
 -Mortgages                                               130        158        165
 -Security agreements                                     130        163        172
 -Consumer                                                 40         91        107
 -Credit cards                                             45         79         91
 -Other                                                   108        149        156
- Less: int. doc., cotiz dif.                              40         36         37
                                                                                  0
- Provisions                                              -91        -40        -42

Other receivables from financial
 intermediation                                           596         40         77
Investments in other companies                              1          0          0
Other receivables                                          20         37         31
Other assets                                               72        113        136

LIABILITIES                                             2,144      2,382      2,515

Deposits                                                1,593      2,070      2,156
  From the non-financial government
   sector                                                   1          1          2
  From the financial sector                                 4          3          3
  From the non-financial private
   sector and residents abroad                          1,588      2,065      2,151
 -Checking accounts                                       389        522        549
 -Savings accounts                                        312        410        417
 -Time deposits                                           748        948      1,020
 -Other                                                   138        186        165
Other liabilities from financial
 intermediation
                                                          512        256        297
Subordinated corporate bonds                                0          0          0
Other liabilities                                          38         57         62

STOCKHOLDERS' EQUITY                                      328        474        519
LIABILITIES + STOCKHOLDERS' EQUITY                      2,472      2,855      3,034

                                     CONSOLIDATED
                                      (w/o NBS)                         With NBS                            NBS
RESULTS                     ------------------------------   ------------------------------   ------------------------------
In million AR$                I 05       IV 05      I 06       I 05      IV 05       I 06       I 05      IV 05       I 06
--------------------------  --------   --------   --------   --------   --------   --------   --------   --------   --------
Financial Income                 130        142        123        185        218        211         55         77         89
- Interest on cash,
   loans to the financial
   sector overdrafts,
   discounted instruments
   and other receivables
   from financial
   intermediation                 43         56         67         66         91        103         23         35         36
- Net income for
   government and private
   securities and from
   guaranteed loans               43         53         22         51         70         57          9         18         35

- Indexation by CER,
   CVS and Others                 44         33         34         67         56         51         23         24         18

Financial Expense                -55        -54        -51        -77        -76        -77        -23        -22        -25
- Interest on deposits
   and other liabilities
   from financial
   intermediation                -20        -30        -32        -29        -43        -46         -9        -12        -14
- Indexation by CER              -24        -16        -10        -35        -24        -19        -11         -8         -9
- Others                         -11         -7         -9        -13         -9        -12         -2         -2         -3

Gross intermediation
 margin-gain                      75         88         71        108        142        134         33         55         64

Provision for loan losses
- Ordinary                        -7        -22         -4        -19        -13         -8        -12          9         -4
- Adicional
                                                                              18%
Service-charge Income             42         54         57         68         86         89         26         32         32
Service-charge Expense            -7         -9        -10        -14        -17        -18         -7         -9         -9
Net service-charge income         35         45         47         53         68         71         19         23         24

Administration expense           -67        -90        -87        -98       -128       -128        -31        -38        -41
Net Other Income                  26         77         55         18         29         13         12         25          7

Earning before Income Tax         61         98         82         61         98         82         21         74         49
Income Tax                        -1        -23         -9         -1        -23         -9          0          0          0

Net income for the period         61         75         73         61         75         73         21         74         49

                                 Mar-06     Dec-05     Dec-04     Dec-03     Dec-02
                                --------   --------   --------   --------   --------
Profitability and Performance
Net Interest Margin                 6.26%      5.23%      6.37%      6.84%      8.87%
Fee income ratio                   39.72%     40.43%     34.38%     41.29%     11.06%
Allowances as a percentage
 of total loans                     4.91%      6.74%      7.27%      5.08%     11.86%
Efficiency ratio                   57.43%     59.08%     56.77%     72.85%     20.88%
Fee income as a percentage of
 administrative expenses           69.16%     68.43%     60.56%     56.68%     52.95%
Return on average assets            3.08%      2.81%      3.38%      4.59%     15.04%
Return on average equity           19.40%     19.71%     16.36%     21.06%     78.27%
Liquidity
Loans as a percentage of
 total deposits                    60.04%     55.97%     58.29%     36.57%     55.59%
Liquid assets as a percentage
 of total deposits                 62.78%     58.65%     53.69%     65.12%     47.05%
Capital
Total equity as a percentage
 of total assets                   20.67%     15.70%     14.29%     22.39%     24.24%
Regulatory capital as a
 percentage of risk weighted
 assets                            38.83%     31.03%     35.71%     43.79%     27.36%
Asset Quality
Non performing loans as a
 percentage of total loans          3.48%      5.34%      6.50%      8.91%     16.94%
Allowances as a percentage of
 non performing loans             140.98%    126.20%    111.75%     57.07%     70.04%
Amparos as a percentage of
 average equity                     2.67%      3.20%      4.24%      3.70%

SOURCE  Banco Macro Bansud S.A.
    -0-                             05/12/2006
    /CONTACT: Marcos Brito, Investor Relations, Banco Macro Bansud S.A., +011-5411-5222-6759, or marcosbrito@macrobansud.com.ar /
    /Web site:  http://www.macrobansud.com.ar /
    (BMA)

CO:  Banco Macro Bansud S.A.
ST:  Mexico
IN:  FIN
SU:  ERN CCA

MD
-- ARF003 --
6076 05/12/2006 18:58 EDT http://www.prnewswire.com

Subject Codes: PT/lang.en, IN/FIN, SU/ERN, SU/CCA, RE/Mexico,
               PC/priority.r, PC/category.f

Company Codes: NYSE:BMA

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 16, 2006
                                                  MACRO BANSUD BANK INC.


                                                  By:    /s/ Luis Cerolini
                                                         -----------------------
                                                  Name:  Luis Cerolini
                                                  Title: Attorney-in-fact